Exhibit 99.85

INSTRUMENT OF PROXY FOR HOLDERS OF TRUST UNITS AND THE HOLDER OF THE

SPECIAL VOTING UNIT OF PETROFUND ENERGY TRUST

FOR THE SPECIAL MEETING OF PETROFUND ENERGY TRUST

TO BE HELD ON JUNE 28, 2006

The undersigned trust unitholder or special voting unitholder (each a “Unitholder” and collectively, the  “Unitholders”) of Petrofund Energy Trust (“Petrofund”) hereby appoints Jeffery E. Errico, President and Chief Executive Officer of Petrofund Corp. (“PC”) (the administrator of Petrofund) of the City of Calgary, in the Provinceof Alberta, or, failing him, Edward J. Brown, Vice President, Finance and Chief Financial Officer of PC, of the Cityof Calgary, in the Province of Alberta, or instead of either of the foregoing,                               , as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting (the “Petrofund Meeting”) of holders of trust units of Petrofund and the holder of the special voting unit of Petrofund (collectively, “Petrofund Units”), to be held on June 28, 2006 at 9:00 a.m.  (Calgary time) in the Strand-Tivoli Room of the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary,  Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Petrofund Meeting with authority to vote at the said proxyholder’s discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Petrofund Units represented by this Instrument of Proxy in the following manner (check (☒) the appropriate box):

1.                                       FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR) passing, with or without variation, a special resolution, the full text of which is set forth in Appendix B to the accompanying joint information circular and proxy statement dated May 23, 2006 (the “Information Circular”) of Petrofund and Penn West Energy Trust (“Penn West”) to approve a plan of arrangement (the “Arrangement”) under section  193 of the Business Corporations Act (Alberta) and all transactions contemplated thereby, all as more particularly described in the Information Circular;

2.                                       FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR) passing, with or without variation, anordinary resolution (the “ExploreCo Option Plan Resolution”), the full text of which is set forth in the Information Circular, to approve a stock option plan for 1231818 Alberta Ltd. (“ExploreCo”), all as more particularly described in the Information Circular;

3.                                       FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR) passing, with or without variation, an ordinary resolution (the “ExploreCo Private Placement Resolution”), the full text of which is set forth in the Information Circular, to approve a private placement to proposed or acting directors, officers,  employees and service providers of ExploreCo of up to 4,688,000 common shares (“ExploreCo FinCo Shares”) of 1243838 Alberta Ltd. (“ExploreCo FinCo”) at a price of $1.86 per share and up to 4,688,000  common share purchase warrants (“ExploreCo FinCo Warrants”) of ExploreCo FinCo with an exercise price of $2.23 per warrant (which ExploreCo FinCo Shares and ExploreCo FinCo Warrants will be exchanged for common shares (“ExploreCo Common Shares”) and common share purchase warrants of ExploreCo prior to completion of the Arrangement), all as more particularly described in the Information Circular; and

4.                                       At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Petrofund Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder’s sole judgment, may determine.

In the event that one or both of the ExploreCo Option Plan Resolution and the ExploreCo Private Placement Resolution are NOT approved at the Petrofund Meeting, the assets of Penn West and Petrofund to be conveyed to ExploreCo pursuant to the Arrangement will NOT be conveyed by Penn West and Petrofund to ExploreCo pursuant to the Arrangement, but rather will remain part of Penn West following the completion of the Arrangement, and Unitholders will NOT receive any ExploreCo Common Shares under the Arrangement.

This Instrument of Proxy is solicited on behalf of the management of PC. The Petrofund Units represented by this Instrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters will be voted as directed above or, if no direction is given, will be voted FOR the above matters.

Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for and on the behalf of such Unitholder at the Petrofund Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder’s appointee(s) should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

Dated this	day of	, 2006.
(Signature of Unitholder)

(Name of Unitholder - Please Print)

VOTING OPTIONS AND INSTRUCTIONS FOR REGISTERED UNITHOLDERS

In addition to voting by mail, your voting instructions can also be conveyed over the telephone or the internet, as described below.

Vote by Mail

1.

In order to vote by mail, this Instrument of Proxy must be dated and  signed by the unitholder, or by his or her attorney authorized in writing and the signature hereon should be exactly the same as the name in which the Petrofund Units are registered. If this Instrument of Proxy is not dated in the above space, it is deemed to bear the date on which it ismailed by the person making the solicitation. If the unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2.	You may send your completed and signed Instrument of Proxy in the envelope provided.

3.	The name of the unitholder must appear exactly as it is shown on the affixed label. If Petrofund Units are held jointly, any one of the joint owners may sign.

4.

If Petrofund Units are registered in the name of an executor,  administrator, trustee or similar holder, such holder must set out his or her full title and sign this Instrument of Proxy exactly as registered. If Petrofund Units are registered in the name of a deceased or other unitholder, the unitholder’s name must be printed in the space provided,  this Instrument of Proxy must be signed by the legal representative with his or her name printed below their signature and evidence of authority to sign on behalf of the unitholder must be attached to this Instrument of Proxy.

5.

An Instrument of Proxy will not be valid and will not be acted upon  unless it is completed as specified herein and received by Computershare Trust Company of Canada by mail or delivery to its offices at 100 University Avenue, 9th Floor, Toronto, Ontario,  M5J 2Y1 at any time up to 4:30 p.m. (Calgary time) on June 26, 2006  or the last business day prior to the date of any adjournment of the Petrofund Meeting.

6.	For further information, see “General Proxy Matters” in the Information Circular.

Vote by Telephone

You may use any touch-tone telephone to transmit your voting instructions.  Telephone toll-free 1-866-732-VOTE (8683) (English only) and follow the instructions the Vote Voice provides you. You should have this Instrument of Proxy in hand when you call. Your Control Number, Holder Account Number and Access Number are located on this Instrument of Proxy. If you vote by telephone, your vote must be received by 4:30 p.m. (Calgary time) on June 26,  2006 or the last business day prior to the date of any adjournment of the Petrofund Meeting. You cannot use the telephone voting service if you wish to designate another person to attend and vote on your behalf at the Petrofund Meeting.

Vote By Internet

You may use the internet at www.computershare.com/proxy to transmit your voting instructions and for electronic delivery of information. You should have this Instrument of Proxy in hand when you access the web site. You will be prompted to enter your Control Number, Holder Account Number and Access Number which are located on this Instrument of Proxy. If you vote by internet,  your vote must be received by 4:30 p.m. (Calgary time) on June 26, 2006 or the last business day prior to the date of any adjournment of the Petrofund Meeting.  This website may be used to appoint a proxy holder (the “proxy holder”) to attend and vote on your behalf at the Petrofund Meeting and to convey your voting instructions. Complete proxy instructions are found in the Information Circular. Please note that if you appoint a proxy holder and submit your voting instructions and subsequently wish to change your appointment or voting instructions you may resubmit your proxy, prior to the cut off time noted above. When resubmitting a proxy, the latest proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that your latest proxy is submitted within the timeframe noted above.